UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): March 5, 2020

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Iroquois Valley Farms LLC launches its 2020 Soil Restoration Note Offering

On March 5, 2020, Iroquois Valley Farms LLC, a subsidiary of the Company, launched an offering of promissory notes to accredited investors only (called “Soil Restoration Notes”) pursuant to SEC Regulation D, Rule 506(c) and SEC Regulation S. The maximum total offering is currently $10,000,000. More information regarding this Soil Restoration Note will be available through the Company’s website: www.iroquoisvalley.com.

In connection with the offer and sale of the Soil Restoration Notes, the Company has prepared a Private Placement Memorandum dated March 1, 2020 (the “2020 SRN PPM”), which can be accessed through the Company’s website. The 2020 SRN PPM includes, among other things, unreviewed and unaudited summary consolidated balance sheet and income statement for the Company through December 31, 2019.

This Form 1-U is not an offer to sell the Soil Restoration Notes, nor a solicitation for offers to purchase the Soil Restoration Notes. Eligible prospective investors may only request to purchase the Soil Restoration Notes after review of the 2020 SRN PPM, verification of accredited status, and completion of the accompanying Subscription Agreement and such other procedures as detailed therein. The 2020 SRN PPM, including the Subscription Agreement, is available through the Company’s website.

Release of Summary Company Statistics

On March 5, 2020, the Company publicly released a summary report of operating and financial statistics related to, among other things, the Company’s portfolio, investor base, and performance. A copy of this report is available on the Company’s website and attached hereto as Exhibit 15.1, and is incorporated herein by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A/A dated April 26, 2019, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Date: March 6, 2020

3